SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:
Exhibit
99.1 Release dated October 29, 2014, entitled “UPDATE ON CONDITIONS PRECEDENT RELATING TO THE SALE OF CERTAIN EAST RAND PROPRIETARY MINES
LIMITED (“ERPM”) UNDERGROUND MINING RIGHTS AND AUXILIARY ASSETS”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 29, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
UPDATE ON CONDITIONS PRECEDENT RELATING TO THE SALE OF CERTAIN EAST RAND PROPRIETARY MINES LIMITED (“ERPM”) UNDERGROUND MINING RIGHTS AND AUXILIARY ASSETS
Further to the SENS announcement dated Friday, 25 July 2014 in which DRDGOLD announced the conditional disposal of certain underground mining and prospecting rights and auxiliary assets of subsidiary ERPM, DRDGOLD confirms that it has received notice from the proposed purchaser, ERPM South Africa Holdings Proprietary Limited, that it has finalized the necessary funding arrangements in order to enable it to discharge the purchase price obligations contemplated in the transaction, in full, and in accordance with the provisions of the agreement.
Johannesburg
29 October 2014
Sponsor and Debt Sponsor
One Capital